Mitchell Nussbaum Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4159 Main 212.407.4000 Fax 212.504.3013 mnussbaum@loeb.com

October 6, 2008

Jeffrey P. Reidler, Assistant Director Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Mail Stop 6010

Re:	Genesis Pharmaceuticals Enterprises, Inc. Registration Statement on Form S-1 File No. 333-152328

Dear Mr. Reidler:

On behalf of our client, Genesis Pharmaceuticals Enterprises, Inc., a Florida corporation (the “Company”), we transmit herewith for filing with the Securities and Exchange Commission (the “Commission”), under the Commission's Electronic Data Gathering and Retrieval System (EDGAR), one complete electronic version of Amendment No. 2 (“Amendment No. 2”) to the Company’s Registration Statement on Form S-1 (No. 333-152328). Amendment No. 2 responds to the comments set forth in the Staff’s letter dated September 2, 2008 (the “Staff’s Letter”).

In order to facilitate your review of Amendment No. 2, we have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis.

The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter.

The Company’s responses to the Staff’s comments set forth in the Staff’s Letter are as follows:

Form S-1

General

1.
We note your response to Comment 12 relating to the treatment of your transaction as a primary offering. We are unable to concur with your analysis as to why the transaction should be treated as a secondary offering. Given the size relative to the number of shares outstanding held by non-affiliates and the nature of the offering, the transaction appears to be a primary offering. Since you are not eligible to conduct an offering on a delayed and continuous basis under Rule 415(a)(1)(x), you must file a registration statement for the “resale” offering at the time of each conversion/exercise, identify the selling shareholders as underwriters and include a price at which the underwriters will sell the securities. Alternatively, you can reduce the size of your offering.

Mr. Jeffrey P. Reidler
Securities and Exchange Commission
October 6, 2008

In response to the Staff’s comment, the Company has reduced the size of the offering from 6,650,000 shares (after giving effect to the 1-for-40 reverse split effected by the Company on September 3, 2008) to 1,820,419 shares, which is approximately 33% of the Company’s outstanding shares held by non-affiliates.

Payment to the Investor and Affiliates, page 3

2.
Please note, the table titled “May 2008 private placement” includes a reference to footnote (3). However, there is no explanation of this footnote. Please revise to include an explanation of footnote (3).

In response to the Staff’s comment, the reference to footnote (3) has been deleted because it was inadvertently included in the original filing.

Comparison of Issuer Proceeds to Potential Investor Profits, page 4

3.
Please revise the tables related to the November 2007 private placement and May 2008 private placement to include the aggregate possible profit for each private placement, including possible profit as a result of the discounted conversion price of the debentures and possible profit as a result of the discounted exercise price of the warrants.

In response to the Staff’s comment, the disclosure on page 6 of Amendment No. 2 has been revised to disclose the discount to market resulting from the exercise price of the warrants.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Jeffrey P. Reidler
Securities and Exchange Commission
October 6, 2008

Your prompt attention to this letter would be greatly appreciated. If you have further questions please feel free to contact either the undersigned at (212) 407-4159 or Giovanni Caruso at (212) 407-4866. Thank you.
Sincerely,

/s/ Mitchell S. Nussbaum
Mitchell S. Nussbaum
Loeb & Loeb LLP

cc: Genesis Pharmaceuticals Enterprises, Inc.